EXHIBIT 99.1

5 April 2011

Ms Kerrie Papamihail
Australian Securities Exchange
By email:  kerrie.papamihail@asx.com.au
Fax:  9221 2020

Trading Halt Request

Allied Gold Limited (Allied) hereby requests a trading halt of its securities with effect immediately.

In accordance with Listing Rule 17.1 Allied advises:

➢	The trading halt is requested pending release of an announcement regarding the finalisation of a proposed capital raising via a placement of shares.

➢	Allied requests that the trading halt continue until the earlier of Allied making an announcement, or the opening of trading on 7 April 2011.

➢	The event Allied expects will end the trading halt is an announcement by Allied to the ASX in relation to the finalisation of the proposed capital raising.

➢	Allied is not aware of any reason why the trading halt should not be granted.

If you have any queries in relation o this matter, please do not hesitate to contact me.

Yours faithfully

/s/ Peter Torre
Peter Torre
Company Secretary